

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2016

Law Yau Yau
Chief Executive Officer
Blue Spa Incorporated
403 E. Commerce Street
San Antonio, Texas 78205

>   **Re: Blue Spa Incorporated**
>   **Schedule 14F-1**
>   **Filed August 11, 2016**
>   **File No. 005-89592**

Dear Mr. Yau:

We have reviewed the above-captioned filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment by amending the filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

General

1. We note that the Christopher Grunder beneficially owns greater than 5% of the outstanding common stock and appears not to have filed the seemingly required beneficial ownership report thereto on Schedule 13D or 13G pursuant to Sections 13(d) and 13(g) of the Exchange Act of 1934. Please advise us of the extent the issuer is in contact with such person who reportedly owns 57.1% of the outstanding shares in the class, and how the issuer verified the beneficial ownership information reported.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer López, Attorney-Adviser, at (202) 551-3792, or me at (202) 551-3266 if you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions